SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	82988R203	13D/A14	Page 2 of 6

1	NAME OF REPORTING PERSON Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,066,358
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,066,358
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[2]
14	TYPE OF REPORTING PERSON* IN

[2]	The percentage reflected is based on the outstanding shares of Common Stock set forth in the Issuer’s Form 10-Q, dated August 15, 2017.

CUSIP No.	82988R203	13D/A14	Page 3 of 6

1	NAME OF REPORTING PERSON TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,066,358[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,066,358[4]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[5]
14	TYPE OF REPORTING PERSON* OO

[3]	Mrs. Singer has sole voting power with respect to all of the shares held by TAR Holdings LLC.
[4]	Mrs. Singer has sole dispositive power with respect to all of the shares held by TAR Holdings LLC.
[5]	See FN 2.

SCHEDULE 13D/A14

This constitutes Amendment No. 14 (the “Amendment No. 14”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mrs. Singer is the sole Member of TAR Holdings, which was created pursuant to that certain Operating Agreement, dated October 28, 2013. All of the securities held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $2,198,711.00.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

This Amendment No. 14 is being filed to report that, since the filing of Amendment No. 13 to the Statement (“Amendment No. 13”), dated August 24, 2017, a material change occurred in the percentage of Common Stock beneficially owned by Mrs. Singer. This Amendment No. 14 is the final amendment to the Statement and constitutes an exit filing.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Mrs. Singer, as the sole Member of TAR Holdings, may be deemed to beneficially own 1,066,358 shares of Common Stock, comprising approximately 4.9% of the outstanding shares, based on 21,906,698 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on August 15, 2017.

(b)      Mrs. Singer has sole dispositive and voting power over the shares of Common Stock owned by TAR Holdings as reported on this Schedule 13D.

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(c)       The following table details the transactions effected by Mrs. Singer since the filing of Amendment No. 13.

Date of Transaction	Number of Shares Sold	Price Per Share
8/24/17	50,000	$4.35
8/24/17	20,000	$4.3783
8/25/17	24,682	$4.3502
8/25/17	60,000	$4.35
8/28/17	30,000	$4.392
8/28/17	96,400	$4.3798
8/28/17	50,000	$4.35
8/28/17	59,400	$4.4062

(d)        No Person other than Mrs. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)       Not Applicable.

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After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Member

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